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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Access Plans USA, Inc.

Full Name of Registrant
Precis, Inc.

Former Name if Applicable

4929 Royal Lane, Suite 200

Address of Principal Executive Office (Street and Number)
Irving, TX 75063

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
We experienced unanticipated delays in completing our financial statements for the quarter and year ended December 31, 2007. Extraordinary demands on our personnel and resources resulting from our integration of the operations (especially the commission accounting processes) of Insurance Capital Management USA, Inc., with whom we merged on January 30, 2007 and from the acquisition of Protective Marketing Enterprises, Inc. on October 1, 2007, contrib uted to the unanticipated delays. In addition, a member of our accounting staff left the company just before the audit of our 2007 results commenced. As a result of these delays, we are delayed in filing our form 10-K for the quarter and year ended December 31, 2007 without unreasonable effort or expense.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Robert L. Bintliff	972	915-3205
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We expect to report revenue of $40.6 million for the year ended December 31, 2007, compared to $22.3 million for the year ended December 31, 2006 (largely due to revenue from our insurance marketing operations resulting from our merger with Insurance Capital Management USA, Inc. on January 30, 2007 and from revenue in our Consumer Plan division resulting from our acquisition of Protective Marketing Enterprises, Inc. on October 1, 2007). We expect to report a net loss of $13.1 million for the year compared to a net loss of $7.7 for the 2006. The net loss is primarily due to the recording of a non-cash charges of $12.1 million as a result of reduction in the carrying value of goodwill attributed to our subsidiaries, the Capella Group, Inc. and Insuraco USA, LLC, and $1.1 million of other non-recurring charges. Core Earnings (net earnings adjusted to exclude depreciation, amortization, non-cash stock compensation, goodwill and other non-cash charges, restructuring charges, and significant legal/settlement costs related to prior year activities) for the quarter ended December 31, 2007 are expected to be $.7 million compared to $.3 million for the comparable quarter in 2006.

Access Plans USA, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2008	By	/s/ Robert L. Bintliff

Robert L. Bintliff
Chief Financial Officer